# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JATT II Acquisition Corp., CIK 0002112446
CUSIP: G50765109
Title of class of securities: ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 153 Central Avenue C/O 56, Westfield, New Jersey (NJ), 07091
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001599731

## Reporting persons
- Atika Capital Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 400,000; sole dispositive power 0; shared dispositive power 400,000; aggregate amount beneficially owned 400,000 (5.1% of the class)
- Brad Farber: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 400,000; sole dispositive power 0; shared dispositive power 400,000; aggregate amount beneficially owned 400,000 (5.1% of the class)

## Item 1. Issuer
Name of issuer: JATT II Acquisition Corp.
Address of issuer's principal executive offices: 153 Central Avenue C/O 56 Westfield, NJ 07091

## Item 2. Person Filing
Name of person filing:
Atika Capital Management LLC
Brad Farber
Address of principal business office or, if none, residence:
Atika Capital Management LLC
475 Tenth Avenue, 14th Floor
New York, NY 10018

Brad Farber
c/o Atika Capital Management LLC
475 Tenth Avenue, 14th Floor
New York, NY 10018
Citizenship:
Atika Capital Management LLC - Delaware
Brad Farber - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Atika Capital Management LLC - 400,000
Brad Farber - 400,000
Percent of class:
Atika Capital Management LLC - 5.1%
Brad Farber - 5.1%
Sole power to vote or to direct the vote:
Atika Capital Management LLC - 0
Brad Farber - 0
Shared power to vote or to direct the vote:
Atika Capital Management LLC - 400,000
Brad Farber - 400,000
Sole power to dispose or to direct the disposition:
Atika Capital Management LLC - 0
Brad Farber - 0
Shared power to dispose or to direct the disposition:
Atika Capital Management LLC - 400,000
Brad Farber - 400,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Atika Capital Management LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the ordinary shares, par value $0.0001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement
Exhibit B - Control Person Identification

## Signatures
- Atika Capital Management LLC: /s/ Brad Farber, Brad Farber, Managing Member (08/14/2026)
- Brad Farber: /s/ Brad Farber, BRAD FARBER (08/14/2026)